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                              August 17, 2022

       Matthew Fernand
       Chief Legal Officer
       Seritage Growth Properties
       500 Fifth Avenue, Suite 1530
       New York, NY 10110

                                                        Re: Seritage Growth
Properties
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Response Dated July
29, 2022
                                                            File No. 001-37420

       Dear Mr. Fernand:

              We have reviewed your July 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 26, 2022 letter.

       Correspondence Submitted July 29, 2022

       General

   1. We note your response to comment 1. As reflected in your response, please disclose in the proxy statement
that in the event that the company determines to effect a
                                                        transaction which,
pursuant to Maryland law, would require a shareholder vote, the company would circulate
a subsequent proxy statement that would comply with Item 14
                                                        of Schedule 14A.

   2. We note your disclosure that the company engaged Barclays as its financial advisor and that Barclays prepared
a presentation to the special committee regarding its analyses of the
                                                        Estimated Total
Shareholder Distributions Range, including projections. We also note your disclosure that
CBRE provided input on the Estimated Total Shareholder
 Matthew Fernand
Seritage Growth Properties
August 17, 2022
Page 2
      Distributions Range. Please disclose the information required by Item 1015(b) of
      Regulation M-A in the filing.
3. We note your response to comment 2. As reflected in your response, please disclose in the proxy statement that if the company were to decide to engage in a transaction with Mr.
      Lampert or any of his affiliates that would constitute a Rule 13e-3 transaction, the company would file a Schedule 13E-3 and circulate a subsequent proxy statement, which would comply with the requirements of Schedule 13e-3 and seek separate shareholder approval for that transaction. Note that if a series of transactions by an affiliate results in a going private effect, a Schedule 13E-3 must be filed at the first step of such series.
       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                             Sincerely,
FirstName LastNameMatthew Fernand
                                                             Division of
Corporation Finance
Comapany NameSeritage Growth Properties
                                                             Office of Real
Estate & Construction
August 17, 2022 Page 2
cc:       Philip Richter, Esq.
FirstName LastName